Exhibit 99.1

MMTEC, INC.

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli,

Chaoyang District, Beijing, 100027, People’s Republic of China

Notice of Annual Meeting of Shareholders

To be held on January 17, 2022

To the Shareholders of MMtec, Inc.:

Notice is hereby given that the Annual Meeting of the Shareholders of MMtec, Inc. (the “Company”) will be held on January 17, 2022 at 9:00 a.m. local China time (or 8:00 p.m. Eastern Standard Time), at the Company’s principal executive offices in Beijing, China. The meeting is called for the following purposes:

1. To elect Class B directors, each to serve until the next Annual Meeting of Shareholders at which Class B directors are elected and until each successor is duly appointed.

2.  To ratify the appointment of Malone Bailey LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2021.

3.  To adopt the 2021 Equity Incentive Plan.

4. To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The close of business on December 10, 2021, has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about December 17, 2021.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.

This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: https://51mm.com/ir/#/personal/ShareholderMeeting.

By Order of the Board of Directors,

/s/ Xiangdong Wen
Xiangdong Wen, Chairman of the Board

Dated: December 17, 2021

MMTEC, INC.

i

MMTEC, INC.

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli,

Chaoyang District, Beijing, 100027, People’s Republic of China.

Proxy Statement

Annual Meeting of Shareholders

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of MMtec, Inc. (the “Company,” “MMTEC”, “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held on January 17, 2022 at the Company’s principal executive offices at AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027, People’s Republic of China, at 9:00 a.m. local China time (or 8:00 p.m. Eastern Standard Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of our common shares (the “Shares”) at the close of business on December 10, 2021 (the “Record Date”) are entitled to vote at the meeting. On the record date, the Company had 25,120,000 common shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting.

No less than one-third (1/3) of the outstanding Shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum throughout the meeting. Each of the proposals relating to the election of directors, the approval of the appointment of independent certified public accountants and of the 2021 Equity Incentive Plan are to be approved by the affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote at the meeting.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 3:00 p.m., Eastern Standard Time on January 14, 2022 to be counted. Following instructions on your proxy card, you may also vote by online (www.vstocktransfer.com/proxy), via facsimile (646-536-3179), and email (vote@vstocktransfer.com).

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person.

ELECTION OF DIRECTORS
(PROPOSAL NO. 1)

The Board has nominated Qingshun Meng and Shufang Lai for re-election as Class B directors to serve until the next Annual Meeting of Shareholders at which Class B directors are elected (which is expected to be the 2024 Annual Meeting of stockholders), and until his or her successor are elected and become qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the persons named below, unless the proxy card contains contrary instructions. The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as a director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions. The following pages set forth the names, ages and director nominees, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Qingshun Meng has served as an Independent Director of MMTEC since April 2018. Mr. Meng has served as management professor at the Communication University of China since 2004. Mr. Meng holds a Bachelor of Science degree in Corporate Management from Shandong Institute of Mining and Technology, and a Bachelor of Science degree in Mining Engineering from Liaoning Technical University. Mr. Meng was member of the comprehensive brand management expert committee of China Association for Quality. Mr. Meng was nominated as a director because of his management knowledge and expertise.

Shufang Lai has served as an Independent Director of MMTEC since June, 2020. Mrs. Lai holds the title of Assistant Professor of Finance at Southern University of Science and Technology (PRC). Shufang Lai holds a Bachelor’s degree in Accounting from Communication University of China (2008) and a Ph.D degree in Accounting from The Chinese University of Hong Kong (2016).

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

Vote Required and Board Recommendation

The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote at the meeting is required for approval of this Proposal. The Board recommends a vote “FOR” the election of each of the above nominees.

THE BOARD AND BOARD COMMITTEES

During the year ended December 31, 2020, the Board met five times and acted by unanimous written consents on five occasions. All of the directors attended 75% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board has determined that Qingshun Meng, Shufang Lai and Dan Fu are “independent” within the meaning of the NASDAQ rules.

The Board standing committee memberships are as follows:

●	Audit Committee:	Shufang Lai (Chair and the Audit Committee financial expert), Qingshun Meng and Dan Fu.
●	Compensation Committee:	Dan Fu (Chair), Shufang Lai and Qingshun Meng.
●	Nominating Committee:	Qingshun Meng (Chair), Dan Fu and Shufang Lai.

Written charters for each of our standing committees are available on our corporate website at www.51mm.com.

Audit Committee. Our Audit Committee, which was established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), held one meeting and acted by written consent on one occasion in 2020. The audit committee oversees the Company’s financial reporting process on behalf of the Board. The committee’s responsibilities include the following functions:

●	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;

●	reviewing and discussing the annual audited financial statements with management and the independent auditors;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our Board from time to time;

●	meeting separately and periodically with management, the internal auditors and the independent auditors; and

●	reporting regularly to the Board.

Compensation Committee. Our Compensation Committee held no separate meetings from those of the Board in 2020. Our Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the Board of Directors to approve the compensation of our CEO and other executive officers and directors,

●	reviewing key employee compensation goals, policies, plans and programs,

●	administering incentive and equity-based compensation,

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers, and

●	appointing and overseeing any compensation consultants or advisors.

Nominating Committee. Our Nominating Committee is responsible for identifying potential candidates to serve on our board and its committees. The Nominating Committee held no separate meetings from those of the Board in 2020. The Committee’s responsibilities include the following functions:

●	overseeing the process by which individuals may be nominated to our Board;

●	identifying potential directors and making recommendations as to the size, functions and composition of our Board and its committees;

●	reviewing candidates proposed by our shareholders;

●	developing the criteria and qualifications for the selection of potential directors; and

●	making recommendations to the Board on new candidates for board membership.

The Committee submits candidates who have personal and professional integrity, who have demonstrated ability and judgment and who shall be effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the Committee takes into consideration the following attributes: independence, professional reputation, financial acumen, business experience, professional network, industry and Company knowledge, high ethical standards, and diversity. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. The Committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

Board Leadership Structure and Role in Risk Oversight. Xiangdong Wen serves as our Chief Executive Officer and the Chairman of the Board. The Board of Directors believes that Mr. Wen is best situated to serve as Chairman of the Board because he will be the director most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. The Board has not designated a lead director. Given the small number of directors comprising the board, the independent directors call and plan their executive sessions collaboratively and, between Board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors. The Board is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

Board Member Attendance at Annual Meetings. Our Board nominees are generally expected to attend our Annual Meetings unless personal circumstances make the Board member or director nominee attendance impracticable or inappropriate.

Shareholder Communications with Directors. We have no formal written policy regarding communication with the Board. Persons wishing to write to the Board or to a specified director or committee of the Board should send correspondence to the Secretary at our main office. Electronic submissions of shareholder correspondence will not be accepted. The Secretary will forward to the directors all communications that, in his judgment, are appropriate for consideration by the directors. Any correspondence received that is addressed generically to the Board will be forwarded to the Chairman of the Board, with a copy will be sent to the Chairman of the Audit Committee.

Interested Transactions. A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Qualification. A director is not required to hold shares as a qualification to office.

DIRECTOR COMPENSATION

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $10,000 per year for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended. We have entered into independent director agreements with our directors which agreements set forth the terms and provisions of their engagement. None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office
Xiangdong Wen	36	Chief Executive Officer and Chairman of the Board
Min Kong	32	Chief Financial Officer

Xiangdong Wen has served as the Chairman of the Board of MMTEC since January 2018 and has served as the Chief Executive Officer of MMTEC since June 2020. Mr. Wen founded Gujia in 2015 and was Gujia’s Chief Executive Officer between June 2015 and January 2016. Mr. Wen has also served as Gujia’s executive director since June 2015.  Between May 2012 and May 2015, Mr. Wen served as Chief Executive Officer of Jiazi Investment Co., Ltd, an investment management company. Between February 2015 and June 2015, Mr. Wen served as Chief Operating Officer of Beijing Dongfangjuhe Technology Co., Ltd, providing technology solutions to the broker/dealer industry. Mr. Wen holds a Bachelor’s degree in business management from Communication University of China. Mr. Wen was nominated as a director because of his experience serving in executive positions at companies operating in the financial industry and his extensive knowledge, experience and relationships in China’s financial industry.

Min Kong has served as the Chief Financial Officer of MMTEC since January 2018. Between June 2015 and January 2018, Mr. Kong served as the Institutional Business Director of Gujia (Beijing) Technology Co., Ltd. Between February 2014 and February 2015, Mr. Kong served as Data Analyst Manager of American Dental Solutions, LLC. Between April 2012 and January 2013, Mr. Kong served as Marketing Manager of Yiwu Yi Jue Trading Company. Mr. Kong received his MBA degree from Missouri State University.

EXECUTIVE COMPENSATION

The following table shows the annual compensation paid by us for the years ended December 31, 2020 and 2019: (all amounts in USD):

				All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation	Total

Xiangdong Wen, CEO(2)	2019	$35,204	$1,433	-	$36,637
	2020	32,860	4,025	-	36,885
Zhen Fan, Former CEO(2)	2019	$35,174	$4,001	-	$39,175
	2020	8,699	4,025	-	12,724
Min Kong, CFO	2019	$48,936	$5,148	-	$54,084
	2020	40,486	5,184	-	45,670

(1)	Year–end bonus.

(2)	Mr. Wen was appointed Chief Executive Officer of MMTEC effective June 18, 2020, following Mr. Fan’s resignation effective that same day.

Employment Agreements

Xiangdong Wen

On June 18, 2020, we entered into an employment agreement with Xiangdong Wen pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of RMB210,000 (or approximately USD$32,000) payable in accordance with our company’s ordinary payroll practices. Under the terms of this “at-will” employment agreement, the executive is entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Compensation Committee. If the executive’s employment with our company is terminated for any reason, he will be only entitled to the accrued but unpaid base salary compensation.

Zhen Fan

On January 11, 2018, we entered into an employment agreement with Zhen Fan pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of RMB120,000 (or approximately USD$18,000) payable in accordance with our company’s ordinary payroll practices. Under the terms of this “at-will” employment agreement, the executive is entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Compensation Committee. If the executive’s employment with our company is terminated for any reason, he will be only entitled to the accrued but unpaid base salary compensation.

Min Kong

On January 11, 2018, we entered into an employment agreement with Min Kong pursuant to which he agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of RMB180,000 (or approximately USD$27,000) payable in accordance with our company’s ordinary payroll practices. Under the terms of this “at-will” employment agreement, the executive is entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Compensation Committee. If the executive’s employment with our company is terminated for any reason, he will be only entitled to the accrued but unpaid base salary compensation.

Termination of Employment Agreements under Chinese Law

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

SECURITIES OWNERSHIP

The following table sets forth, as of December 10, 2021, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days of December 10, 2021, pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 25,120,000 shares issued and outstanding as of December 10, 2021. Unless otherwise indicated, the address of each beneficial owner listed in the table below is AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027, PRC.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Xiangdong Wen * (1)	3,276,003	13.0%
Min Kong * (2)	-	**
Hinman Au *	-	**
Qingshun Meng *	-	**
Dan Fu*	-	**
Shufang Lai *	-	**
All officers and directors as a group (6 persons)	3,276,003	13.0%
5% or greater beneficial owners
Length Technology Limited(3)	2,340,000	9.3%
Rate Technology Limited(4)	1,800,000	7.2%
Zhen Fan * (5)	2,959,606	11.8%
5% or greater beneficial owners as a group	7,099,606	28.3%

*	Officer (including named executive officers) and/or director of our company

**	Less than 1%

(1)	Represent (i) 3,096,000 shares owned by Mr. Wen and (ii) 540,009 shares owned by MMBD Information Technology Limited, of which Mr. Wen holds 33.33%.

(2)	Does not include 350,000 shares of restricted common stock awarded to Mr. Kong after December 10, 2021, under the MMTEC, INC. 2019 Equity Incentive Plan.

(3)	A Hong Kong corporation with the mailing address of RMC, 13/F, Harvard Commercial Building, 105-111 Thomson Road, Wan Chai, Hong Kong, 999077 China, with Qingyi Luan as its sole owner and manager.

(4)	A Hong Kong corporation with the mailing address of 13/F, Ho Fu Commercial Building, 105-111 Thomson Road, Wanchai, Hong Kong, 999077 China, with Qian Ruan as its sole owner and manager.

(5)	Represent (i) 2,599,600 shares owned by Mr. Fan and (ii) 540,009 shares owned by MMBD Information Technology Limited, of which Mr. Fan holds 66.67%. Mr. Fan is the Chief Executive Officer of MMBD Information Technology Limited (Rm 18D 27/F Ho King Comm. Ctr., 2-16 Fayuen St. Mongkok, Hong Kong 999077 China). Mr. Fan resigned as Chief Executive Officer of MMTEC effective June 18, 2020.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Due to Related Parties

As of December 31, 2020 and 2019, the due to related parties amount consisted of the following:

	December 31, 2020	December 31, 2019
Advances from Xiangdong Wen (1)	$2,339	$4,320
Advances from (to) Zhen Fan (2)	(906)	1,710
	$1,433	$6,030

(1)	Xiangdong Wen is the chairman of the board, chief executive officer and 14.9% shareholder of the Company.

(2)	Zhen Fan is the former chief executive officer and 13% shareholder of the Company.

From time to time, Xiangdong Wen, Zhen Fan and Hinman Au provided advances to the Company or made payment on behalf of the Company to supplement its working capital needs. Hinman Au is a director, and 1.7% shareholder of the Company. Those advances are short-term in nature, non-interest bearing, unsecured and payable on demand.

Shareholders’ Contribution

During the years ended December 31, 2020 and 2019, the Company’s shareholders contributed nil for both years to the Company for working capital needs.

REPORT OF THE AUDIT COMMITTEE

The Company’s management is responsible for preparing the Company’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed Malone Bailey LLP, an independent registered public accounting firm, as the Company’s independent auditors for the 2020 fiscal year. During 2020, the Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their audit.

In connection with the Company’s Annual Report on Form 20-F, the Audit Committee reviewed and discussed with the independent auditors and with management the Company’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. The Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of the Company’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditors’ independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Qingshun Meng
Shufang Lai
Dan Fu

RATIFICATION OF INDEPENDENT AUDITORS
(PROPOSAL NO. 2)

The following table represents the approximate aggregate fees for services rendered by Malone Bailey LLP:

●	Audit Fees – During 2020 and 2019, MaloneBailey, LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $260,000 and $270,000, respectively.

●	Audit-Related Fees – During 2020 and 2019, the Company did not incur audit-related services for services rendered in connection with financial due diligence of the company in connection with the company’s initial public offering.

●	Tax Fees – The company has not paid Malone Bailey, LLP for tax services in 2020 and 2019.

●	All Other Fees – The company has not paid Malone Bailey, LLP for any other services in 2020 and 2019.

Pre-Approval of Services

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Vote Required and Board Recommendation

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote at the meeting is required for approval of this Proposal. The Board recommends a vote “FOR” this Proposal.

TO APPROVE THE 2021 EQUITY INCENTIVE PLAN

(PROPOSAL NO. 3)

In December 2021, our Board approved the 2021 Equity Incentive Plan (the “Plan”), subject to shareholder approval. All of our employees, officers, and directors, and consultants are eligible to be granted options or restricted stock awards (each, an “Award”) under the Plan. The Plan is currently administered by the Board, which has all the power to administer the Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the Plan for up to 3,000,000 of our common shares. No awards have been granted under the Plan as of today.

The Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to employees and directors of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Shares of Common Shares. The number of common shares that may be issued under the Plan is 3,000,000. Shares issuable under the Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the Plan. The number of common shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the Plan. No award granted under the Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All employees, directors, and consultants of the Company are eligible to receive awards under the Plan.

Awards to Participants. The Plan provides for discretionary awards of, among others, stock options, stock awards and stock unit awards to participants. Each award made under the Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the Plan.

Stock Options. The Committee has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; each option will expire ten years from the date of grant and no dividend equivalents may be paid with respect to stock options. The aggregate maximum number of shares as to which an Employee may receive Stock Options and Stock Appreciation Rights in any calendar year is 500,000, except that the aggregate maximum number of shares as to which an Employee may receive Stock Options and Stock Appreciation Rights in the calendar year in which such Employee begins employment with the Company or its Subsidiaries is 550,000.

Stock Awards. The Committee has the discretion to grant stock awards to participants. Shares granted under the Plan will be effective and exercisable as of the Company’s completion of our initial public offering of its securities and other terms, restrictions and qualifications that may be set forth in the individual grant agreements. Stock awards will consist of common shares granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the Committee in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse. The aggregate maximum number of shares that may be used for Stock Awards and or Stock Unit Awards that may be granted to any employee in any calendar year is 550,000 or, in the event the award is settled in cash, an amount equal to the fair market value of such number of shares on the date on which the award is settled.

Payment for Stock Options and Withholding Taxes. The Committee may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cash received from a broker-dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold common shares otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld; and (iv) by delivery of previously acquired common shares that are acceptable to the Committee and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule. The Board may terminate, suspend or amend the Plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Notwithstanding the foregoing, neither the Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. No awards may be granted under the Plan on or after the tenth anniversary of the effective date of the Plan.

Vote Required and Board Recommendation

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote at the meeting is required for approval of this Proposal. The Board recommends a vote “FOR” this Proposal.

OTHER MATTERS

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

December 17, 2021	By Order of the Board of Directors

/s/ Xiangdong Wen
Xiangdong Wen, Chairman

ANNUAL MEETING OF SHAREHOLDERS OF MMTEC, INC.

January 17, 2022

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

https://51mm.com/ir/#/personal/ShareholderMeeting

Please sign, date and mail your proxy card in the envelope provided promptly.

APPENDIX A

MMTEC, INC.
2021 Equity Incentive Plan
______________________

Section 1. Establishment and Purpose.

1.1 The purpose of the Plan is to attract and retain outstanding individuals as Employees, Directors and Consultants of the Company and its Subsidiaries, to recognize the contributions made to the Company and its Subsidiaries by Employees, Directors and Consultants, and to provide such Employees, Directors and Consultants with additional incentive to expand and improve the profits and achieve the objectives of the Company and its Subsidiaries, by providing such Employees, Directors and Consultants with the opportunity to acquire or increase their proprietary interest in the Company through receipt of Awards.

Section 2. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

2.1 “Award” means any award or benefit granted under the Plan, which shall be a Stock Option, a Stock Award, a Stock Unit Award or an SAR.

2.2 “Award Agreement” means, as applicable, a Stock Option Agreement, Stock Award Agreement, Stock Unit Award Agreement or SAR Agreement evidencing an Award granted under the Plan.

2.3 “Board” means the Board of Directors of the Company.

2.4 “Change in Control” has the meaning set forth in Section 8.2 of the Plan.

2.5 “Code” means the Internal Revenue Code of 1986, as amended from time to time.

2.6 “Committee” means the Compensation Committee of the Board or such other committee as may be designated by the Board from time to time to administer the Plan, or, if no such committee has been designated at the time of any grants, it shall mean the Board.

2.7 “Common Stock” means common stock of the Company.

2.8 “Company” means MMtec, Inc.

2.9 “Consultant” means any person, including an advisor, who is engaged by the Company or an affiliate to render consulting or advisory services and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

2.10 “Director” means a director of the Company who is not an employee of the Company or a Subsidiary.

2.11 “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

2.12 “Fair Market Value” means as of any date, the closing price of a share of Common Stock on the national securities exchange on which the Common Stock is listed, or, if the Common Stock is not listed on a national securities exchange, the over-the-counter market on which the Common Stock trades, or, if the Common Stock is not listed on a national securities exchange or an over-the-counter market, as determined by the Board as of such date, or, if no trading occurred on such date, as of the trading day immediately preceding such date.

2.13 “Incentive Stock Option” or “ISO” means a Stock Option granted under Section 5 of the Plan that meets the requirements of Section 422(b) of the Code or any successor provision.

2.14 “Employee” means an employee of the Company or any Subsidiary selected to participate in the Plan in accordance with Section 3. A Employee may also include a person who is granted an Award (other than an Incentive Stock Option) in connection with the hiring of the person prior to the date the person becomes an employee of the Company or any Subsidiary, provided that such Award shall not vest prior to the commencement of employment.

2.15 “Non-Qualified Stock Option” or “NSO” means a Stock Option granted under Section 5 of the Plan that is not an Incentive Stock Option.

2.16 “Participant” means an Employee, Director or Consultant selected to receive an Award under the Plan.

2.17 “Plan” means the 2021 Equity Incentive Plan.

2.18 “Stock Appreciation Right” or “SAR” means a grant of a right to receive shares of Common Stock or cash under Section 8 of the Plan.

2.19 “Stock Award” means a grant of shares of Common Stock under Section 6 of the Plan.

2.20 “Stock Option” means an Incentive Stock Option or a Non-Qualified Stock Option granted under Section 5 of the Plan.

2.21 “Stock Unit Award” means a grant of a right to receive shares of Common Stock or cash under Section 7 of the Plan.

2.22 “Subsidiary” means an entity of which the Company is the direct or indirect beneficial owner of not less than 50% of all issued and outstanding equity interest of such entity.

Section 3. Administration.

3.1 The Board.

The Plan shall be administered by the Committee, which shall be comprised of at least two members of the Board who satisfy the “non-employee director” definition set forth in Rule 16b-3 under the Exchange Act, unless the Board otherwise determines.

3.2 Authority of the Committee.

(a) The Committee, in its sole discretion, shall determine the Employees and Directors to whom, and the time or times at which Awards will be granted, the form and amount of each Award, the expiration date of each Award, the time or times within which the Awards may be exercised, the cancellation of the Awards and the other limitations, restrictions, terms and conditions applicable to the grant of the Awards. The terms and conditions of the Awards need not be the same with respect to each Participant or with respect to each Award.

(b) To the extent permitted by applicable law, regulation, and rules of a stock exchange on which the Common Stock is listed or traded, the Committee may delegate its authority to grant Awards to Employees and to determine the terms and conditions thereof to such officer of the Company as it may determine in its discretion, on such terms and conditions as it may impose, except with respect to Awards to officers subject to Section 16 of the Exchange Act.

(c) The Committee may, subject to the provisions of the Plan, establish such rules and regulations as it deems necessary or advisable for the proper administration of the Plan, and may make determinations and may take such other action in connection with or in relation to the Plan as it deems necessary or advisable. Each determination or other action made or taken pursuant to the Plan, including interpretation of the Plan and the specific terms and conditions of the Awards granted hereunder, shall be final and conclusive for all purposes and upon all persons.

(d) No member of the Board or the Committee shall be liable for any action taken or determination made hereunder in good faith. Service on the Committee shall constitute service as a Director so that the members of the Committee shall be entitled to indemnification and reimbursement as Directors of the Company pursuant to the Company’s  Memorandum and Articles of Association.

3.3 Award Agreements.

(a) Each Award shall be evidenced by a written Award Agreement specifying the terms and conditions of the Award. In the sole discretion of the Committee, the Award Agreement may condition the grant of an Award upon the Participant’s entering into one or more of the following agreements with the Company: (i) an agreement not to compete with the Company and its Subsidiaries which shall become effective as of the date of the grant of the Award and remain in effect for a specified period of time following termination of the Participant’s employment with the Company; (ii) an agreement to cancel any employment agreement, fringe benefit or compensation arrangement in effect between the Company and the Participant; and (iii) an agreement to retain the confidentiality of certain information. Such agreements may contain such other terms and conditions as the Committee shall determine. If the Participant shall fail to enter into any such agreement at the request of the Committee, then the Award granted or to be granted to such Participant shall be forfeited and cancelled.

Section 4. Shares of Common Stock Subject to Plan.

4.1 Total Number of Shares.

(a) The total number of shares of Common Stock that may be issued under the Plan shall be 3,000,000. Such shares may be either authorized but unissued shares or treasury shares, and shall be adjusted in accordance with the provisions of Section 4.3 of the Plan.

(b) The number of shares of Common Stock delivered by a Participant or withheld by the Company on behalf of any such Participant as full or partial payment of an Award, including the exercise price of a Stock Option or of any required withholding taxes, shall not again be available for issuance pursuant to subsequent Awards, and shall count towards the aggregate number of shares of Common Stock that may be issued under the Plan. Any shares of Common Stock purchased by the Company with proceeds from a Stock Option exercise shall not again be available for issuance pursuant to subsequent Awards, shall count against the aggregate number of shares that may be issued under the Plan and shall not increase the number of shares available under the Plan.

(c) If there is a lapse, forfeiture, expiration, termination or cancellation of any Award for any reason (including for reasons described in Section 3.3), or if shares of Common Stock are issued under such Award and thereafter are reacquired by the Company pursuant to rights reserved by the Company upon issuance thereof, the shares of Common Stock subject to such Award or reacquired by the Company shall again be available for issuance pursuant to subsequent Awards, and shall not count towards the aggregate number of shares of Common Stock that may be issued under the Plan.

4.2 Shares Under Awards.

Of the shares of Common Stock authorized for issuance under the Plan pursuant to Section 4.1:

(a) The maximum number of shares of Common Stock as to which an Employee may receive Stock Options or SARs in any calendar year is 500,000, except that the maximum number of shares of Common Stock as to which an Employee may receive Stock Options or SARs in the calendar year in which such Employee begins employment with the Company or its Subsidiaries is 550,000.

(b) The maximum number of shares of Common Stock that may be subject to Stock Options (ISOs and/or NSOs) is full amount of the plan.

(c) The maximum number of shares of Common Stock that may be used for Stock Awards and/or Stock Unit Awards that may be granted to any Employee in any calendar year is 550,000, or, in the event the Award is settled in cash, an amount equal to the Fair Market Value of such number of shares on the date on which the Award is settled.

(d) The maximum number of shares of Common Stock subject to Awards granted under the Plan or otherwise during any one calendar year to any Director, taken together with any cash fees paid by the Company to such Director during such calendar year for service on the Board, will not exceed $150,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

The numbers of shares described herein shall be as adjusted in accordance with Section 4.3 of the Plan.

4.3 Adjustment.

In the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction, the Committee shall make such adjustments as it deems appropriate, in its sole discretion, to preserve the benefits or intended benefits of the Plan and Awards granted under the Plan. Such adjustments may include: (a) adjustment in the number and kind of shares reserved for issuance under the Plan; (b) adjustment in the number and kind of shares covered by outstanding Awards; (c) adjustment in the exercise price of outstanding Stock Options or SARs or the price of Stock Awards or Stock Unit Awards under the Plan; (d) adjustments to any of the shares limitations set forth in Section 4.1 or 4.2 of the Plan; and (e) any other changes that the Committee determines to be equitable under the circumstances.

Section 5. Grants of Stock Options.

5.1 Grant.

Subject to the terms of the Plan, the Committee may from time to time grant Stock Options to Participants. Unless otherwise expressly provided at the time of the grant, Stock Options granted under the Plan to Employees will be NSOs. Stock Options granted under the Plan to Directors who are not employees of the Company or any Subsidiary will be NSOs.

5.2 Stock Option Agreement.

The grant of each Stock Option shall be evidenced by a written Stock Option Agreement specifying the type of Stock Option granted, the exercise period, the exercise price, the terms for payment of the exercise price, the expiration date of the Stock Option, the number of shares of Common Stock to be subject to each Stock Option and such other terms and conditions established by the Committee, in its sole discretion, not inconsistent with the Plan.

5.3 Exercise Price and Exercise Period.

With respect to each Stock Option granted to a Participant:

(a) The per share exercise price of each Stock Option shall be the Fair Market Value of the Common Stock subject to the Stock Option on the date on which the Stock Option is granted.

(b) Each Stock Option shall become exercisable as provided in the Stock Option Agreement; provided that the Committee shall have the discretion to accelerate the date as of which any Stock Option shall become exercisable in the event of the Participant’s termination of employment with the Company, or service on the Board, without cause (as determined by the Board in its sole discretion).

(c) No dividends or dividend equivalents shall be paid with respect to any shares subject to a Stock Option prior to the exercise of the Stock Option.

(d) Each Stock Option shall expire, and all rights to purchase shares of Common Stock thereunder shall expire, on the date ten years after the date of grant.

5.4 Required Terms and Conditions of ISOs.

In addition to the foregoing, each ISO granted to an Employee shall be subject to the following specific rules:

(a) The aggregate Fair Market Value (determined with respect to each ISO at the time such Option is granted) of the shares of Common Stock with respect to which ISOs are exercisable for the first time by an Employee during any calendar year (under all incentive stock option plans of the Company and its Subsidiaries) shall not exceed $150,000. If the aggregate Fair Market Value (determined at the time of grant) of the Common Stock subject to an ISO which first becomes exercisable in any calendar year exceeds the limitation of this Section 5.4(a), so much of the ISO that does not exceed the applicable dollar limit shall be an ISO and the remainder shall be a NSO; but in all other respects, the original Stock Option Agreement shall remain in full force and effect.

(b) Notwithstanding anything herein to the contrary, if an ISO is granted to an Employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or its parent or subsidiaries within the meaning of Section 422(b)(6) of the Code): (i) the purchase price of each share of Common Stock subject to the ISO shall be not less than 110% of the Fair Market Value of the Common Stock on the date the ISO is granted; and (ii) the ISO shall expire, and all rights to purchase shares of Common Stock thereunder shall expire, no later than the fifth anniversary of the date the ISO was granted.

(c) No ISOs shall be granted under the Plan after ten years from the earlier of the date the Plan is adopted or approved by shareholders of the Company.

5.5 Exercise of Stock Options.

(a) A Participant entitled to exercise a Stock Option may do so by delivering written notice to that effect specifying the number of shares of Common Stock with respect to which the Stock Option is being exercised and any other information the Committee may prescribe. All notices or requests provided for herein shall be delivered to the Chief Financial Officer of the Company.

(b) The Committee in its sole discretion may make available one or more of the following alternatives for the payment of the Stock Option exercise price: (i) in cash; (ii) in cash received from a broker-dealer to whom the Participant has submitted an exercise notice together with irrevocable instructions to deliver promptly to the Company the amount of sales proceeds from the sale of the shares subject to the Stock Option to pay the exercise price; (iii) by directing the Company to withhold such number of shares of Common Stock otherwise issuable in connection with the exercise of the Stock Option having an aggregate Fair Market Value equal to the exercise price; (iv) by delivering previously acquired shares of Common Stock that are acceptable to the Committee and that have an aggregate Fair Market Value on the date of exercise equal to the Stock Option exercise price; or (v) by certifying to ownership by attestation of such previously acquired shares of Common Stock.

The Committee shall have the sole discretion to establish the terms and conditions applicable to any alternative made available for payment of the Stock Option exercise price.

Section 6. Stock Awards.

6.1 Grant.

The Committee may, in its discretion, (a) grant shares of Common Stock under the Plan to any Participant without consideration from such Participant or (b) sell shares of Common Stock under the Plan to any Participant for such amount of cash, Common Stock or other consideration as the Committee deems appropriate.

6.2 Stock Award Agreement.

Each share of Common Stock granted or sold hereunder shall be subject to such restrictions, conditions and other terms as the Board may determine at the time of grant or sale, the general provisions of the Plan, the restrictions, terms and conditions of the related Stock Award Agreement, and the following specific rules:

(a) The Award Agreement shall specify whether the shares of Common Stock are granted or sold to the Participant and such other provisions, not inconsistent with the terms and conditions of the Plan, as the Committee shall determine.

(b) The restrictions to which the shares of Common Stock awarded hereunder are subject shall lapse as provided in Stock Award Agreement; provided that the Committee shall have the discretion to accelerate the date as of which the restrictions lapse with respect to any Award held by a Participant in the event of the Participant’s termination of employment with the Company, or service on the Board, without cause (as determined by the Committee in its sole discretion).

(c) Except as provided in this subsection (c) and unless otherwise set forth in the related Stock Award Agreement, the Participant receiving a grant of or purchasing Common Stock shall thereupon be a stockholder with respect to such shares and shall have the rights of a stockholder with respect to such shares, including the right to vote such shares and to receive dividends and other distributions paid with respect to such shares; provided that any dividends or other distributions payable with respect to the Stock Award shall be accumulated and held by the Company and paid to the Participant only upon, and to the extent, the restrictions lapse in accordance with the terms of the applicable Stock Award Agreement. Any such dividends or other distributions held by the Company attributable to the portion of a Stock Award that is forfeited shall also be forfeited.

Section 7. Stock Unit Awards.

7.1 Grant.

The Committee may, in its discretion, grant Stock Unit Awards to any Participant. Each Stock Unit subject to the Award shall entitle the Participant to receive, on the date or the occurrence of an event (including the attainment of performance goals) as described in the Stock Unit Award Agreement, a share of Common Stock or cash equal to the Fair Market Value of a share of Common Stock on the date of such event as provided in the Stock Unit Award Agreement.

7.2 Stock Unit Agreement.

Each Stock Unit Award shall be subject to such restrictions, conditions and other terms as the Committee may determine at the time of grant, the general provisions of the Plan, the restrictions, terms and conditions of the related Stock Unit Award Agreement and the following specific rules:

(a) The Stock Unit Agreement shall specify such provisions, not inconsistent with the terms and conditions of the Plan, as the Committee shall determine.

(b) The restrictions to which the shares of Stock Units awarded hereunder are subject shall lapse as provided in Stock Unit Agreement; provided that the Committee shall have the discretion to accelerate the date as of which the restrictions lapse with respect to any Award held by a Participant in the event of the Participant’s termination of employment with the Company, or service on the Board, without cause (as determined by the Board in its sole discretion).

(c) Except as provided in this subsection (c) and unless otherwise set forth in the Stock Unit Agreement, the Participant receiving a Stock Unit Award shall have no rights of a stockholder, including voting or dividends or other distributions rights, with respect to any Stock Units prior to the date they are settled in shares of Common Stock; provided that a Stock Unit Award Agreement may provide that until the Stock Units are settled in shares or cash, the Participant shall be entitled to receive on each dividend or distribution payment date applicable to the Common Stock an amount equal to the dividends or other distributions that the Participant would have received had the Stock Units held by the Participant as of the related record date been actual shares of Common Stock. Such amounts shall be accumulated and held by the Company and paid to the Participant only upon, and to the extent, the restrictions lapse in accordance with the terms of the applicable Stock Unit Award Agreement. Such amounts held by the Company attributable to the portion of the Stock Unit Award that is forfeited shall also be forfeited.

Section 8. SARs.

8.1 Grant.

The Committee may grant SARs to Participants. Upon exercise, an SAR entitles the Participant to receive from the Company the number of shares of Common Stock having an aggregate Fair Market Value equal to the excess of the Fair Market Value of one share as of the date on which the SAR is exercised over the exercise price, multiplied by the number of shares with respect to which the SAR is being exercised. The Committee, in its discretion, shall be entitled to cause the Company to elect to settle any part or all of its obligations arising out of the exercise of an SAR by the payment of cash in lieu of all or part of the shares it would otherwise be obligated to deliver in an amount equal to the Fair Market Value of such shares on the date of exercise. Cash shall be delivered in lieu of any fractional shares. The terms and conditions of any such Award shall be determined at the time of grant.

8.2 SAR Agreement.

(a) Each SAR shall be evidenced by a written SAR Agreement specifying the terms and conditions of the SAR as the Committee may determine, including the SAR exercise price, expiration date of the SAR, the number of shares of Common Stock to which the SAR pertains, the form of settlement and such other terms and conditions established by the Committee, in its sole discretion, not inconsistent with the Plan.

(b) The per Share exercise price of each SAR shall not be less than 100% of the Fair Market Value of a Share on the date the SAR is granted.

(c) Each SAR shall expire and all rights thereunder shall cease on the date fixed by the Committee in the related SAR Agreement, which shall not be later than the ten years after the date of grant; provided however, if a Participant is unable to exercise an SAR because trading in the Common Stock is prohibited by law or the Company’s insider-trading policy, the SAR exercise date shall be extended to the date that is 30 days after the expiration of the trading prohibition.

(d) Each SAR shall become exercisable as provided in the related SAR Agreement; provided that notwithstanding any other Plan provision, the Committee shall have the discretion to accelerate the date as of which any SAR shall become exercisable in the event of the Participant’s termination of employment, or service on the Board, without cause (as determined by the Committee in its sole discretion).

(e) No dividends or dividend equivalents shall be paid with respect to any SAR prior to the exercise of the SAR.

(f) A person entitled to exercise an SAR may do so by delivery of a written notice in accordance with procedures established by the Committee specifying the number of shares of Common Stock with respect to which the SAR is being exercised and any other information the Committee may prescribe. As soon as reasonably practicable after the exercise of an SAR, the Company shall (i) issue the total number of full shares of Common Stock to which the Participant is entitled and cash in an amount equal to the Fair Market Value, as of the date of exercise, of any resulting fractional share, and (ii) if the Committee causes the Company to elect to settle all or part of its obligations arising out of the exercise of the SAR in cash, deliver to the Participant an amount in cash equal to the Fair Market Value, as of the date of exercise, of the shares it would otherwise be obligated to deliver.

Section 9. Change in Control.

9.1 Effect of a Change in Control.

(a) Notwithstanding any of the provisions of the Plan or any outstanding Award Agreement, upon a Change in Control of the Company (as defined in Section 9.2), the Board is authorized and has sole discretion to provide that (i) all outstanding Awards shall become fully exercisable, (ii) all restrictions applicable to all Awards shall terminate or lapse and (iii) performance goals applicable to any Awards shall be deemed satisfied at the highest level, as applicable, in order that Participants may realize the benefits thereunder.

(b) In addition to the Board’s authority set forth in Section 3, upon such Change in Control of the Company, the Board is authorized and has sole discretion as to any Award, either at the time such Award is granted hereunder or any time thereafter, to take any one or more of the following actions: (i) provide for the purchase of any outstanding Stock Option, for an amount of cash equal to the difference between the exercise price and the then Fair Market Value of the Common Stock covered thereby had such Stock Option been currently exercisable; (ii) make such adjustment to any such Award then outstanding as the Board deems appropriate to reflect such Change in Control; and (iii) cause any such Award then outstanding to be assumed by the acquiring or surviving corporation after such Change in Control.

9.2 Definition of Change in Control.

“Change in Control” of the Company shall be deemed to have occurred if at any time during the term of an Award granted under the Plan any of the following events occurs:

(a) any Person (other than the Company, a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of shares of Common Stock of the Company) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of directors (“Person” and “Beneficial Owner” being defined in Rule 13d-3 of the General Rules and Regulations of the Exchange Act);

(b) the Company is party to a merger, consolidation, reorganization or other similar transaction with another corporation or other Person unless, following such transaction, more than 50% of the combined voting power of the outstanding securities of the surviving, resulting or acquiring corporation or Person or its parent entity entitled to vote generally in the election of directors (or Persons performing similar functions) is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Company’s outstanding securities entitled to vote generally in the election of directors immediately prior to such transaction, in substantially the same proportions as their ownership, immediately prior to such transaction, of the Company’s outstanding securities entitled to vote generally in the election of directors;

(c) the election to the Board, without the recommendation or approval of two-thirds of the incumbent Board, of the lesser of: (i) three Directors; or (ii) Directors constituting a majority of the number of Directors of the Company then in office; provided, however, that Directors whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of Directors of the Company will not be considered as incumbent members of the Board for purposes of this Section; or

(d) there is a complete liquidation or dissolution of the Company, or the Company sells all or substantially all of its business and/or assets to another corporation or other Person unless, following such sale, more than 50% of the combined voting power of the outstanding securities of the acquiring corporation or Person or its parent entity entitled to vote generally in the election of directors (or Persons performing similar functions) is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Company’s outstanding securities entitled to vote generally in the election of directors immediately prior to such sale, in substantially the same proportions as their ownership, immediately prior to such sale, of the Company’s outstanding securities entitled to vote generally in the election of directors.

In no event, however, shall a Change in Control be deemed to have occurred, with respect to a Participant, if that Participant is part of a purchasing group which consummates the Change in Control transaction. A Participant shall be deemed “part of a purchasing group” for purposes of the preceding sentence if the Participant is an equity participant or has agreed to become an equity participant in the purchasing company or group (except for (a) passive ownership of less than 3% of the shares of the purchasing company; or (b) ownership of equity participation in the purchasing company or group which is otherwise not deemed to be significant, as determined prior to the Change in Control by a majority of the disinterested Directors).

Section 10. Payment of Taxes.

(a) In connection with any Award, and as a condition to the issuance or delivery of any shares of Common Stock to the Participant in connection therewith, the Company shall require the Participant to pay the Company the minimum amount of federal, state, local or foreign taxes required to be withheld, and in the Company’s sole discretion, the Company may permit the Participant to pay the Company up to the maximum individual statutory rate of applicable withholding.

(b) The Company in its sole discretion may make available one or more of the following alternatives for the payment of such taxes: (i) in cash; (ii) in cash received from a broker-dealer to whom the Participant has submitted notice together with irrevocable instructions to deliver promptly to the Company the amount of sales proceeds from the sale of the shares subject to the Award to pay the withholding taxes; (iii) by directing the Company to withhold such number of shares of Common Stock otherwise issuable in connection with the Award having an aggregate Fair Market Value equal to the minimum amount of tax required to be withheld; (iv) by delivering previously acquired shares of Common Stock of the Company that are acceptable to the Board that have an aggregate Fair Market Value equal to the amount required to be withheld; or (v) by certifying to ownership by attestation of such previously acquired shares of Common Stock.

The Committee shall have the sole discretion to establish the terms and conditions applicable to any alternative made available for payment of the required withholding taxes.

Section 11. Postponement.

The Committee may postpone any grant or settlement of an Award or exercise of a Stock Option or SAR for such time as the Board in its sole discretion may deem necessary in order to permit the Company:

(a) to effect, amend or maintain any necessary registration of the Plan or the shares of Common Stock issuable pursuant to an Award, including upon the exercise of a Stock Option or SAR, under the Securities Act of 1933, as amended, or the securities laws of any applicable jurisdiction;

(b) to permit any action to be taken in order to (i) list such shares of Common Stock on a stock exchange if shares of Common Stock are then listed on such exchange or (ii) comply with restrictions or regulations incident to the maintenance of a public market for its shares of Common Stock, including any rules or regulations of any stock exchange on which the shares of Common Stock are listed; or

(c) to determine that such shares of Common Stock and the Plan are exempt from such registration or that no action of the kind referred to in (b)(ii) above needs to be taken; and the Company shall not be obligated by virtue of any terms and conditions of any Award or any provision of the Plan to sell or issue shares of Common Stock in violation of the Securities Act of 1933 or the law of any government having jurisdiction thereof.

Any such postponement shall not extend the term of an Award and neither the Company nor its Directors or officers shall have any obligation or liability to a Participant, the Participant’s successor or any other person with respect to any shares of Common Stock as to which the Award shall lapse because of such postponement.

Section 12. Non-transferability.

Awards granted under the Plan, and any rights and privileges pertaining thereto, may not be transferred, assigned, pledged or hypothecated in any manner, or be subject to execution, attachment or similar process, by operation of law or otherwise, other than by will or by the laws of descent and distribution.

Section 13. Delivery of Shares.

Shares of Common Stock issued pursuant to a Stock Award, the exercise of a Stock or SAR or the settlement of a Stock Unit Award shall be represented by stock certificates or on a non-certificated basis, with the ownership of such shares by the Participant evidenced solely by book entry in the records of the Company’s transfer agent; provided, however, that upon the written request of the Participant, the Company shall issue, in the name of the Participant, stock certificates representing such shares of Common Stock.  Notwithstanding the foregoing, shares granted pursuant to a Stock Award shall be held by the Secretary of the Company until such time as the shares are forfeited or settled.

Section 14. Termination or Amendment of Plan and Award Agreements.

14.1 Termination or Amendment of Plan.

(a) Except as described in Section 14.3 below, the Board may terminate, suspend, or amend the Plan, in whole or in part, from time to time, without the approval of the stockholders of the Company, unless such approval is required by applicable law, regulation or rule of any stock exchange on which the shares of Common Stock are listed. No amendment or termination of the Plan shall adversely affect the right of any Participant under any outstanding Award in any material way without the written consent of the Participant, unless such amendment or termination is required by applicable law, regulation or rule of any stock exchange on which the shares of Common Stock are listed. Subject to the foregoing, the Committee may correct any defect or supply an omission or reconcile any inconsistency in the Plan or in any Award granted hereunder in the manner and to the extent it shall deem desirable, in its sole discretion, to effectuate the Plan.

(b) The Board shall have the authority to amend the Plan to the extent necessary or appropriate to comply with applicable law, regulation or accounting rules in order to permit Participants who are located outside of the United States to participate in the Plan.

14.2 Amendment of Award Agreements.

The Committee shall have the authority to amend any Award Agreement at any time; provided however, that no such amendment shall adversely affect the right of any Participant under any outstanding Award Agreement in any material way without the written consent of the Participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares of Common Stock are listed.

14.3 No Repricing of Stock Options.

Notwithstanding the foregoing, and except as described in Section 4.3, there shall be no amendment to the Plan or any outstanding Stock Option Agreement or SAR Agreement that results in the repricing of Stock Options or SARs without stockholder approval. For this purpose, repricing includes (i) a reduction in the exercise price of the Stock Option or SARs or (ii) the cancellation of a Stock Option in exchange for cash, Stock Options or SARs with an exercise price less than the exercise price of the cancelled Options or SARs, other Awards or any other consideration provided by the Company, but does not include any adjustment described in Section 4.3.

Section 15. No Contract of Employment.

Neither the adoption of the Plan nor the grant of any Award under the Plan shall be deemed to obligate the Company or any Subsidiary to continue the employment of any Participant for any particular period, nor shall the granting of an Award constitute a request or consent to postpone the retirement date of any Participant.

Section 16. Applicable Law.

All questions pertaining to the validity, construction and administration of the Plan and all Awards granted under the Plan shall be determined in conformity with the laws of Delaware, without regard to the conflict of law provisions of any state, and, in the case of Incentive Stock Options, Section 422 of the Code and regulations issued thereunder.

Section 17. Effective Date and Term of Plan.

17.1 Effective Date.

The Plan has been adopted by the Board, and is effective, as of the date of such adoption, subject to the approval of the Plan by the stockholders of the Company.

17.2 Term of Plan.

Notwithstanding anything to the contrary contained herein, no Awards shall be granted on or after the tenth anniversary of the adoption of this Plan.

*****

VOTE ON INTERNET
Go to www.vstocktransfer.com/proxy
and log-on using the below control number.
Voting will be cut off at 3:00 pm EST
January 14, 2021.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and
send it to vote@vstocktransfer.com.

VOTE BY FAX
Mark, sign and date your proxy card and
fax it to 646-536-3179.

VOTE BY MAIL
Mark, sign and date your proxy card and
return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual Meeting to be held at the Company's principal executive offices on January 17, 2021 at 9:00 a.m. local China Time.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting Proxy Card - MMtec, Inc.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

(1) Election of Directors:

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)

☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Qingshun Meng 02 Shufang Lai

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(3) To adopt the 2021 Equity Incentive Plan.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date	**Signature**	**Signature, if held jointly**

Please sign exactly as the name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If corporation, please sign the corporate name by the president or other authorized officer. If a partnership, please sign in the partnership name by an authorized person.

* SPECIMEN * AC:ACCT9999 90.00

MMTEC, INC.

Annual Meeting of Shareholders

January 17, 2022

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders To Be Held on January 17, 2022

The Proxy Statement and Annual Report is available at

https://51mm.com/ir/#/personal/ShareholderMeeting

MMTEC, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement and hereby appoints Xiangdong Wen and Min Kong or either of them, each with full power of substitution, proxies with power of substitution and hereby authorizes them to represent and to vote, as designated below, all of the shares of common stock of the Company held of record by the undersigned on December 10, 2021 at the Annual Meeting of Shareholders to be held on January 17, 2022 at 9:00 a.m. local China time (or 8:00 p.m. Eastern Standard Time) at the Company's principal executive offices in AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027, PRC, and at all postponements or adjournments thereof, with all powers the undersigned would possess if personally present. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted **FOR** the election of the listed nominees as directors, **FOR** Proposals 2 and 3, and in the case of other matters that legally come before the meeting, as said proxy(s) may deem advisable.

Please check here if you plan to attend the Annual Meeting of Shareholders on January 17, 2022 at 9:00 a.m. local China Time ☐

(Continued and to be signed on Reverse Side)